Mail Stop 3010

March 31, 2010

Ms. Lauralee E. Martin
Executive Vice President and Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, IL 60601

> **Re:** **Jones Lang LaSalle Incorporated**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **Schedule 14A**
> **Filed April 16, 2009**
> **File No. 1-13145**

Dear Ms. Martin:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief